Nasdaq Regulation

Nasdaq

William Slattery
Vice President
Listing Qualifications

February 11, 2020

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on January 27, 2020, The Nasdaq Stock Market (the "Exchange") received from Trxade Group, Inc. (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

Common Stock, $0.00001 Par Value Per Share

We further certify that the securities described above have been approved by the Exchange for listing and registration upon official notice of issuance.

Sincerely,



William Slattery